Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:
Jeanne Baker
Terence O’Brien

    Re:    HEALTHCARE SERVICES GROUP INC
Item 2.02 Form 8-K filed February 14, 2024
File No. 000-12015

Dear Ms. Baker and Mr. O’Brien:

I am writing to submit the responses of Healthcare Services Group, Inc. (the “Company”) to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated March 12, 2024 (the “Comment Letter”), relating to the above Item 2.02 on Form 8-K (File No. 000-12015) filed by the Company on February 14, 2024 (the “Form 8-K”).

For ease of review, I have set forth below each of the bulleted comments of your letter and the Company’s responses thereto. Capitalized terms used herein but not defined herein have the meanings given to such terms in the Form 8-K.

Item 2.02 Form 8-K filed February 14, 2024
Exhibit 99.1
Reconciliations of Non-GAAP Financial Measures, page 6

1.We have the following comments related to certain adjustments made to arrive at your non-GAAP adjusted revenues, adjusted segment revenues, adjusted segment margins, adjusted costs of services provided, adjusted selling, general and administrative expense, adjusted net income, adjusted diluted earnings per share, and EBITDA excluding items impacting comparability ("Adjusted EBITDA"):

•We note that client restructurings include changes to contracts with existing customers for which the Company has either recorded a reduction to revenue or an increase to bad debt expense due to clients entering bankruptcy, receivership, or out-of-court workouts. We further note from disclosures in your Form 10-K that the revenue portion of this adjustment relates to your adjustment to reflect the change in estimate for price concessions based on new facts and circumstances related to a client’s out-of-court restructuring. Such adjustment appears necessary to present your revenues in accordance with GAAP. We also note a portion of this adjustment relates to bad debt expense. In this regard, we note your risk factor indicating that the Company has substantial investment in the creditworthiness and financial condition of its customers as well as your cautionary statement regarding forward-looking statements which addresses this risk and other risks arising from your providing services to the healthcare industry and primarily providers of long-term care. As such, this adjustment appears to relate to normal costs incurred to operate your business. With reference to Questions 100.01 and 100.04 of the Compliance and Disclosure Interpretations (“C&DIs”) on Non-GAAP Financial Measures, provide your basis for these adjustments or confirm that you will no longer present them;

Response: We respectfully acknowledge the Staff’s comment and considered Questions 100.01 and 100.04 of the C&DIs, which are presented below. We believe our non-GAAP measures are currently presented in a manner which reflects both the economic reality of our business and how the business is managed, provides valuable supplemental information to investors and is not misleading when taken together with the disclosure that accompanies our non-GAAP measures. Therefore, we believe our current presentation of non-GAAP measures is appropriate under Rule 100(b) of Regulation G, as referenced in Questions 100.01 and 100.04 of the C&DIs.

“Question 100.01

Can certain adjustments, although not explicitly prohibited, result in a non-GAAP measure that is misleading?

Answer: Yes. Certain adjustments may violate Rule 100(b) of Regulation G because they cause the presentation of the non-GAAP measure to be misleading. Whether or not an adjustment results in a misleading non-GAAP measure depends on a company’s individual facts and circumstances.

Presenting a non-GAAP performance measure that excludes normal, recurring, cash operating expenses necessary to operate a registrant’s business is one example of a measure that could be misleading.

When evaluating what is a normal, operating expense, the staff considers the nature and effect of the non-GAAP adjustment and how it relates to the company’s operations, revenue generating activities, business strategy, industry and regulatory environment.

The staff would view an operating expense that occurs repeatedly or occasionally, including at irregular intervals, as recurring.

Question 100.04

Question: Can a non-GAAP measure violate Rule 100(b) of Regulation G if the recognition and measurement principles used to calculate the measure are inconsistent with GAAP?

Answer: Yes. By definition, a non-GAAP measure excludes or includes amounts from the most directly comparable GAAP measure. However, non-GAAP adjustments that have the effect of changing the recognition and measurement principles required to be applied in accordance with GAAP would be considered individually tailored and may cause the presentation of a non-GAAP measure to be misleading. Examples the staff may consider to be misleading include, but are not limited to:
•changing the pattern of recognition, such as including an adjustment in a non-GAAP performance measure to accelerate revenue recognized ratably over time in accordance with GAAP as though revenue was earned when customers were billed;
•presenting a non-GAAP measure of revenue that deducts transaction costs as if the company acted as an agent in the transaction, when gross presentation as a principal is required by GAAP, or the inverse, presenting a measure of revenue on a gross basis when net presentation is required by GAAP; and
•changing the basis of accounting for revenue or expenses in a non-GAAP performance measure from an accrual basis in accordance with GAAP to a cash basis.”

Client restructurings - “Client restructurings” are defined by management, as described in footnote 1 to the Reconciliations of Non-GAAP Financial Measures section of the Form 8-K, as encompassing modifications to contracts with existing customers leading to either a reduction in revenue or an increase in bad debt expense due to clients entering bankruptcy, receivership, or out-of-court workouts. We acknowledge the possibility of such events, as evidenced by their inclusion in the Company's risk factor disclosures and forward-looking statements, given their potential to significantly impact the Company’s financial statements.

Nevertheless, the Company asserts the appropriateness of disclosing these events on a non-GAAP basis in accordance with Question 100.01 of the C&DIs as these client restructurings were primarily the result of pandemic-related factors that were inherently period and customer-specific, are not expected to affect the future revenue generation or cost structure with such clients, and do not represent normal costs incurred to operate our business. Our intention is to illustrate the impact of these client restructurings on our Consolidated Statements of Comprehensive Income and to delineate their effects on specific financial statement line items. We believe that such disclosure provides valuable insights to financial statement readers.

Additionally, we maintain that the non-GAAP disclosure aligns with Question 100.04 of the C&DIs, as it does not involve tailored accounting measures and does not alter the timing, pattern of recognition, or basis of accounting. We emphasize our commitment to offer transparency and detail to financial statement readers, facilitating their understanding of our treatment of client restructurings, and closely aligning the non-GAAP financial metrics presented publicly with those provided to our Board of Directors (the “Board”) and Chief Operating Decision Maker (the “CODM”) during internal discussions regarding the performance of our business.

•Your bad debt expense adjustments reflect the difference between GAAP bad debt expense (CECL) and historical write-offs as a percentage of adjusted revenues. Your self-insurance adjustments reflect changes in the accrued insurance claims liability after considering your updated actuarial estimates for projected incurred losses on past claims. Your gain/loss on deferred compensation adjustment, net represents the changes in fair market value of investments held on behalf of the participating employees. Each of these adjustments appear to result in tailored accounting measures and therefore not consistent with Question 100.04 of the C&DIs. Please advise or confirm you will no longer present these adjustments.

Response: We respectfully acknowledge the Staff’s comment and note we believe our non-GAAP measures are currently presented in a manner which reflects both the economic reality of our business and how the business is managed, provides valuable supplemental information to investors and is not misleading when taken together with the disclosure that accompanies our non-GAAP measures. Therefore, we believe our current presentation of non-GAAP measures is appropriate under Rule 100(b) of Regulation G, as referenced in Question 100.04 of the C&DIs. Further, we have included responses for the adjustments individually below:

Bad debt expense adjustments - As a matter of background, our company primarily serves long-term care providers whose cash flows are significantly tied to Medicare and Medicaid reimbursements. Any disruption or delay in these reimbursements can significantly impact their ability to fulfill payment obligations to us for services rendered. We recognize that such disruptions or delays may lead to an increase in our bad debt expense under the ASC 326-20 accounting framework. The company holds the belief that, except for instances of customer restructuring or termination followed by bankruptcy, receivership, or out-of-court restructuring, the aging of accounts receivable provides the most accurate reflection of expected credit loss.

However, based on our historical collection experience and the homogeneous nature of our customer base, we have observed a consistent pattern wherein customers frequently make payments after the stated invoice due date. Moreover, in cases where customers miss consecutive payments, they often make additional payments to reestablish compliance with the terms of their service agreements. Consequently, our CODM continues to assess our business performance internally by excluding bad debt expense under US GAAP. Instead, we evaluate the impact of bad debt expense on overall profitability through a financial ratio comparing historical write-offs, which we consider as the ultimate indication of an uncollectible aging receivable balance, to periodic revenues.

We recognize that the impact of bad debt expense in our GAAP financials are presented as a component of the “Costs of services provided” caption in the Company’s Consolidated Statements of Comprehensive Income which reflect periodic changes in the risk associated with our portfolio of receivables. The timing of our recognition of bad debt therefore is not necessarily aligned with the day-to-day operating performance for our services. For this reason, we believe that such disclosure should not be considered a tailored accounting measure.

Self-insurance adjustments - As a matter of background, the Company self-insures our workers’ compensation, general liability, auto liability, and certain employee health and welfare insurance programs through HCSG Insurance Corp, our wholly-owned captive insurance company (the “Captive”). Annually during the fourth quarter, and more frequently if circumstances require it, the Company engages a third-party actuary to perform a review of the program and propose (1) an adjustment to the prior period total accrued insurance claims liability based on claims development, volume, and market factors and (2) an expense run-rate for the Captive which is used as the basis for recording self-insurance expense throughout the following fiscal year. We believe the disclosure of such self-insurance adjustments assists the readers of our financial statements to understand the extent in which our Costs of services provided was impacted by such actuarial estimates as we believe such adjustments are not indicative of future normal costs. Further we believe this adjustment to be appropriate after considering Question 100.04 as this disclosure should not be considered a tailored accounting measure.

(Gain)/loss on deferred compensation - As a matter of background, the Company offers a Supplemental Executive Retirement Plan (“SERP”) for executives and certain key employees which is also referred to as the Company’s “Deferred Compensation” plan. For SERP participants, the Company has historically and anticipates retaining 100% of the funds received from SERP participants and holds such assets (the “Deferred Compensation Assets”) in a brokerage account where the investments are managed to mirror the investment elections of SERP participant holdings under such plans (the “Deferred Compensation Liabilities”). This strategy enables the Company to provide a benefit to certain employees without increasing the risk to the Company’s operating profits stemming from fluctuations from market investments. To further illustrate this, as of December 31, 2023, the value of the Company’s Deferred Compensation Assets and Deferred Compensation Liabilities on the Company’s Consolidated Balance Sheets were $42.3 million and $42.7 million, respectively. Under US GAAP rules, the Company’s changes in fair market value of the Deferred Compensation Assets are presented under the “Other income (expense)” caption on the Company’s Consolidated Statements of Comprehensive Income, however the corresponding and offsetting changes in the fair market value of the Deferred Compensation Liabilities are presented under the “Selling, general and administrative expense” caption. For this reason, we believe that our GAAP presentation of both captions mentioned above may be viewed by readers of our financial statements as reoccurring elevated or declining normal costs, which we believe would be misleading without further context. For this reason we believe such disclosure to be appropriate when considering Question 100.04 of the C&DIs, and should not be considered a tailored accounting measure.

Please contact me at 1(800) 363-4274 or Kenneth A. Schlesinger, Esq. of Olshan Frome Wolosky LLP, the Company's outside legal counsel, at (212) 451-2252, if you have any questions or require any additional information in connection with this letter.

Sincerely,

/s/ Andrew Brophy
Andrew Brophy, Principal Financial Officer

cc: Kenneth A. Schlesinger, Olshan Frome Wolosky LLP